Exhibit 99.2

On Friday, September 28, 2007, Avaya Inc. will be conducting a Special Meeting of Stockholders. You have received this email because, as of August 9, 2007, you held shares of Avaya common stock in one or more of the following Avaya plans: the Savings Plan, the Savings Plan for Salaried Employees and the Employee Stock Purchase Plan.

In the coming days you will be receiving via e-mail instructions to register your votes for the Special Meeting. The proxy statement to be used in connection with registering your votes is available online for your review. To access this document, you can click on the following link: http://investors.avaya.com.

If you would like to receive a copy of the proxy statement for the Special Meeting, please click on the following link and follow the instructions that are provided: http://www.corporate-ir.net/ireye/ir_site.zhtml?ticker=AV&script=2300. You may also call toll-free 1-866-22-AVAYA.